SLR International Corporation 1658 Cole Blvd, Suite 100, Lakewood, CO 80401

March 29, 2023

VIA EDGAR

First Majestic Silver Corp.

Re: First Majestic Silver Corp. (the "Company")

Annual Report on Form 40-F

Consent of Expert

This letter is provided in connection with the Company's Annual Report on Form 40-F for the year ended December 31, 2022 (the "Annual Report") to be filed by the Company with the United States Securities and Exchange Commission (the "SEC"). The Annual Report incorporates by reference the Annual Information Form of the Company for the year ended December 31, 2022.

I, Andrew P. Hampton, M.Sc., P.Eng., Principal Metallurgist of SLR International Corporation, hereby consent to the use of my name, in the Annual Report and in the Registration Statement on Form F-10 (File No. 333- 255798) and the Registration Statement on Form S-8 (File No. 333-258124) of the Company (the "Registration Statements"), in connection with reference to my involvement in the preparation of the Technical Report titled "Technical Report on the Jerritt Canyon Mine, Elko County, Nevada, USA" with an effective date of December 31, 2020, and to references to the Technical Report, or portions thereof, in the preparation of information relating to the Company's mineral properties in the Annual Report and Registration Statements, and to the inclusion and incorporation by reference of the information derived from the Technical Report in the Annual Report and Registration Statements.

Yours truly,

(Signed) Andrew P. Hampton

Andrew P. Hampton, M.Sc., P.Eng.

Principal Metallurgist

www.slrconsulting.com